UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CrowdStrike Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0005 per share
(Title of Class of Securities)

22788C105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON George Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,320,989 (1)(2)
	6	SHARED VOTING POWER 1,639,769 (3)
	7	SOLE DISPOSITIVE POWER 7,320,989 (1)(2)
	8	SHARED DISPOSITIVE POWER 1,639,769 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,758 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% (4)(5)
12	TYPE OF REPORTING PERSON IN

(1) Consists of 279,425 shares of Class A Common Stock of the Issuer held of record by Mr. Kurtz, 6,689,575 shares of Class B Common Stock of the Issuer, and options to purchase 351,989 shares of Class B Common Stock of the Issuer that are exercisable immediately. Includes (i) 1,280,662 shares of Class B Common Stock of the Issuer held of record by Mr. Kurtz, (ii) 2,307,087 shares held of record by the Kurtz 2009 Spendthrift Trust for which Mr. Kurtz serves as trustee, (iii) 1,521,038 shares held of record by the Allegra Kurtz Irrevocable Gift Trust for which Mr. Kurtz serves as trustee, (iv) 1,480,788 shares held of record by the Alexander Kurtz Irrevocable Gift Trust for which Mr. Kurtz serves as trustee and (v) 100,000 shares held of record by the Kurtz Family Dynasty Trust, for which Mr. Kurtz serves as investment advisor.

(2) The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(3) Consists of 1,639,769 shares of Class A Common Stock of the Issuer held by trusts with an independent trustee.

(4) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 227,629,218 shares of Class A Common Stock outstanding as of November 15, 2023, as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 29, 2023, (ii) 6,689,575 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, and (iii) 351,989 shares of Class B Common Stock of the Issuer that the Reporting Person has the right to acquire under stock options that are exercisable immediately. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

(5) The percentage ownership of the Reporting Person reported in this Schedule 13G does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13G, as described in footnote 2 above.

ITEM 1.	(a) Name of Issuer: CrowdStrike Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

206 E. 9th Street, Suite 1400, Austin, Texas 78701

ITEM 2.	(a) Name of Person Filing:

George Kurtz, an Arizona resident (the “Reporting Person”)

(b)	Address of Principal Business Office, or if None, Residence:

c/o CrowdStrike Holdings, Inc., 206 E. 9th Street, Suite 1400, Austin, Texas 78701

(c)	Citizenship or Place of Organization:

See response to 2(a), above.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0005 per share (“Class A Common Stock”)

(e)	CUSIP Number:

22788C105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information required by Items 4(a)-(c) for the Reporting Person is set forth in Rows 5-11 of the cover page hereto for such Reporting Person and is incorporated herein by reference. The Reporting Person expressly disclaims beneficial ownership with respect to any shares of Class A Common Stock or Class B Common Stock in excess of its economic interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

George Kurtz [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

GEORGE KURTZ

/s/ George Kurtz